Inspired Entertainment, Inc.

250 West 57th Street, Suite 415

New York, New York

May 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn.: Kathleen Krebs

Re:	Inspired Entertainment, Inc.
Registration Statement on Form S-3
File No. 333-256175

Dear Ms. Krebs:

Pursuant to Rule 461 under the Securities Act of 1933, Inspired Entertainment, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Standard Time on Friday, May 21, 2021, or as soon as practicable thereafter.

Very truly yours,

/s/ Carys Damon
Name:	Carys Damon
Title:	General Counsel